Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

March 16, 2017

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933:  33-14905

Registration Number under the Investment Company Act of 1940:  811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on March 9, 2017 respecting post-effective amendment number 118 to the registrant’s registration statement under the Investment Company Act of 1940, filed on Form N-1A on February 1, 2017, relating to the Thornburg Capital Management Fund (the “Fund”).

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the next post-effective amendment that we file in respect of the Fund.

Prospectus

1.          Principal Investment Strategies and Principal Investment Risks.   The staff requested that the registrant confirm that the material terms and risks of the Fund’s principal investment strategies are disclosed in the prospectus. If not disclosed, the staff requested that the registrant supplement the disclosure to refer to those material terms and risks. The staff noted specifically in this regard that certain debt obligations may have terms under which the interest rates on the obligation may periodically adjust during the life of the obligation, or may permit the issuer to repay some or all of the principal amount of the obligation before maturity, and that those reset and prepayment features may expose a holder of the obligation to certain risks.

Response.  While the registrant believes that the current disclosures in the Fund’s prospectus are adequate in describing the material terms and risks of the Fund’s principal investment strategies, the registrant will make a few further enhancements to the disclosures in response to the staff’s comment. First, the registrant will add the following sentence to the end of the discussion of interest rate risk under the heading “Principal Investment Risks”:

Decreases in market interest rates may result in prepayments of debt obligations the Fund acquires, requiring the Fund to reinvest at lower interest rates.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
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Kimberly Browning

March 16, 2017

Second, the registrant will add the following disclosures under the heading “Investing in Debt Obligations” within the “Investment Policies” section of the statement of additional information:

Some debt obligations have interest rates that are fixed over the life of the obligation. Other debt obligations, commonly referred to as “floating rate” obligations, have interest rates that reset periodically prior to maturity based on a specific index or reference rate, such as the London Inter-Bank Offered Rate. Investments in floating rate obligations include the risk that the obligation’s interest rate may reset to a lower level of interest during the period of a Fund’s investment.

Third, the registrant will add disclosures to the “Principal Investment Strategies” section of the prospectus pertaining to investments in mortgage- and asset-backed securities, as described in the response to item #9, below.

2.          Principal Investment Strategies and Principal Investment Risks.  The staff asked the registrant to confirm whether the Fund pursues a “duration strategy,” which we understand to mean a strategy to manage the Fund’s investments so as to maintain an average duration below a particular level or within a particular range. The staff further requested that, if the Fund pursues such a strategy as a principal investment strategy, then the Fund should include a disclosure about that strategy and its attendant risks in the prospectus.

Response.  The Fund does not pursue a duration strategy.

3.          Principal Investment Strategies and Principal Investment Risks.   The staff noted that under normal circumstances the Fund invests 100% of its net assets in obligations rated by a nationally recognized statistical rating organization at the time of purchase as investment grade or, if unrated, judged to be of comparable quality by the Fund’s advisor. The staff asked whether the Fund would ordinarily sell an obligation in which the Fund has an investment if the rating of that obligation drops below investment grade.

Response.  Subject to the stated investment policies and limitations of the Fund, the registrant’s investment advisor has discretion to make investment decisions on behalf of the Fund. That discretion permits the advisor to exercise judgment, based on an evaluation of all relevant factors, as to whether or not to sell a debt obligation whose credit rating has been downgraded to below investment grade. See also the registrant’s response to item #8, below.

4.          Principal Investment Strategies and Principal Investment Risks.  The staff asked whether the Fund may as a principal investment strategy invest in debt obligations of issuers in emerging markets. If so, the staff requested that the Fund disclose that fact and the attendant risks in the Fund’s prospectus.

Response.  The Fund does not invest in emerging markets issues as a principal investment strategy.

5.          Frequent Purchases and Redemptions of Fund Shares.  The staff asked the registrant to clarify why it believes it has the authority to reject or cancel a redemption order, as stated in the last sentence of the referenced section of the Fund’s prospectus, or to revise the sentence if the Fund does not have that authority.

Response. The registrant would not reject or cancel redemption orders, and will revise the last sentence of the referenced section to remove the reference to redemption orders.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

March 16, 2017

Statement of Additional Information

6.         Investment Policies.   Noting the second sentence in the second paragraph under the heading “Investment Policies,” the staff requested that the registrant clarify which of the Fund’s investments would ordinarily be considered a principal investment strategy of the Fund. The staff also asked the registrant to confirm that all principal investment strategies are identified in the Fund’s prospectus, and that the registrant would update the Fund’s prospectus from time to time as needed to identify any strategy which is not currently a principal investment strategy of the Fund but which subsequently becomes a principal investment strategy of the Fund.

Response.   The registrant will revise the second sentence in the second paragraph under the referenced heading into two sentences, which will read as follows:

Not all of the investments identified below will be used by the Fund. Investments that are identified below and are also described in the Fund’s prospectus are considered principal investment strategies of the Fund. Investments that are identified below and are not also described in the Fund’s prospectus are not considered principal investment strategies of the Fund.

The registrant also confirms that all current principal investment strategies of the Fund are disclosed in the Fund’s prospectus, and that the Fund would update the prospectus as needed to identify any strategy which subsequently becomes a principal investment strategy of the Fund.

7.          Investment Policies.   The staff requested that the registrant clarify the portion of the third sentence in the second paragraph under the heading “Investment Policies” which indicates that the Fund may acquire investments “which are not identified below,” noting in that regard that Form N-1A requires a registrant to disclose in its statement of additional information any investment strategies used by the Fund that are not principal strategies of the Fund, and that applicable securities laws and regulations make it unlawful for a registrant to omit to disclose a material fact relating to its investment strategies.

Response.   The registrant discloses in the Fund’s prospectus and statement of additional information all of the types of investments in which the Fund may currently invest, and would update those disclosures to include any additional investment opportunities that the Fund identifies in the future. The registrant will therefore revise the third sentence in the second paragraph under the referenced heading to remove the phrase “including investments which are not identified below.”

8.          Lower-Quality Debt Obligations.  The staff asked the registrant to state whether the Fund may hold investments in “junk bonds,” and to clarify what the lowest rated obligation the Fund is permitted to hold.

Response. As noted in the Fund’s prospectus, the Fund expects under normal circumstances to invest 100% of its net assets in obligations rated by a nationally recognized statistical rating organization at the time of purchase as investment grade or, if unrated, judged to be of comparable quality by the Fund’s advisor. As described under the heading “Lower-Quality Debt Obligations” in the statement of additional information, the Fund may also hold debt obligations that are below investment grade if, subsequent to purchase by the Fund, the issuer of the obligation goes into default or the credit rating of the obligation is downgraded. There is no limit to the credit quality of an obligation that the Fund may end up holding because of one of the foregoing events. We note that the disclosures under the heading “Lower-Quality Debt Obligations” already define lower-quality debt obligations to include debt obligations rated below Baa by Moody’s or BBB by S&P or Fitch, which would encompass the types of obligations that are commonly referred to as “junk bonds.” In response to

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

March 16, 2017

the staff’s question, however, the registrant will revise the third sentence of the second paragraph under the heading “Lower-Quality Debt Obligations” to read as follows:

These obligations, which are sometimes referred to as “junk” or “high yield” bonds, are often considered to be speculative and involve greater risk of loss or price changes due to changes in the issuer’s capacity to pay.

9.          Structured Finance Arrangements.   The staff asked the registrant to clarify whether the Fund may invest in collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations, or other collateralized debt obligations as a principal investment strategy and, if so, add disclosure about those strategies and the attendant risks to the Fund’s prospectus.

Response.   While the Fund does not currently invest in collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations, or other collateralized debt obligations as a principal investment strategy, the Fund may from time to time invest in mortgage-backed or asset-backed securities as a principal investment strategy. The registrant will therefore add mortgage-backed securities and asset-backed securities to the list of investments described in the second sentence of the second paragraph under the heading “Principal Investment Strategies,” and will add the following disclosure to the prospectus under the heading “Principal Investment Risks”:

Structured Products Risk – Investments in securities that are backed by, or represent interests in, an underlying pool of securities or other assets involve the risks associated with the underlying assets, and may also involve different or greater risks, including the risk that distributions from the underlying assets will be inadequate to make interest or other payments to the Fund, the risk that the issuer of the securities will fail to administer the underlying assets properly or become insolvent, and the risk that the securities will be less liquid than other Fund investments.

10.        Credit Default Swaps.  The staff requested that the disclosure about credit default swaps be “customized” to describe how the Fund actually uses credit default swaps including, for example, whether the Fund will write (i.e., sell) credit default swaps. If the Fund will sell credit default swaps, the staff requested that the registrant confirm to the staff that the Fund would segregate collateral equal to the full notional amount of those open swaps positions.

Response.  The Fund does not currently invest in credit default swaps. The registrant will therefore remove the referenced disclosure about credit default swaps.

11.        Convertible Securities.  The staff asked whether the Fund may invest in contingent convertible bonds (sometimes referred to as “CoCos”). If so, the staff asked that the Fund make a disclosure about those investments and the attendant risks in the Fund’s prospectus if they are a principal investment strategy of the Fund, or in the Fund’s statement of additional information if they are not a principal investment strategy of the Fund. The staff also asked that the Fund indicate to the staff the percentage of the Fund’s assets that are currently invested in CoCos.

Response.  The Fund does not currently invest in CoCos.

12.        Investment Limitations.  The staff requested that the registrant revise the description of investment limitation #9, relating to the Fund’s concentration policy, to remove the language which would permit the Fund to invest up to 25% of the Fund’s assets in any one industry if deemed advisable by the Fund’s investment advisor. The staff noted in this regard that the Fund’s policy not to concentrate its investments in

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

March 16, 2017

any one industry may not be changed without a shareholder vote, and that it is the staff’s view that the advisor cannot, therefore, exercise the discretion described in that sentence.

Response. The language referred to by the staff would not permit the advisor to concentrate the Fund’s investments in the securities of companies whose principal business activities are in the same industry because that language only describes the advisor’s authority to invest “up to” 25% of the Fund’s total assets in any one industry, whereas we understand the staff’s position to be a fund would only be considered to be concentrated in an industry if “more than” 25% of its assets are invested in that industry (see, e.g., Guide 19 to Form N-1A). Accordingly we disagree with the staff’s view that the advisor does not have the discretion to invest up to 25% of the Fund’s assets in an industry. But in view of the staff’s comment, and since the referenced disclosure is not necessary in order for the advisor to retain that discretionary authority, the registrant will remove the referenced disclosure.

13.        Investment Limitations. The staff asked whether the Fund may invest in loan participations. If the Fund may make such investments, the staff stated its view that, unless the Fund has a contractual relationship with the borrower in the loan participation, then the Fund should evaluate its compliance with its concentration policy by reference to both the industry of the borrower and the industry of the financial intermediary through which the Fund made its investment. The staff noted in that regard its guidance on this topic in Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (June 29, 1989).

Response.  The Fund does not currently invest in loan participations.

Other Matters

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW